Filed by Atlas Crest Investment Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Atlas Crest Investment Corp.

Commission File No. 001-39668

Date: August 31, 2021

Archer Aviation Inc. to Host Fireside Chat with IPO Edge to Discuss Business Combination

PALO ALTO, CA., August 31, 2021 - California-based Archer Aviation Inc. (“Archer''), a leading developer of an Urban Air Mobility ecosystem and all-electric vertical takeoff and landing (“eVTOL”) aircraft, and Atlas Crest Investment Corp. (NYSE: ACIC) (“Atlas Crest”), a special purpose acquisition company, today announced that the companies will host a fireside chat with IPO Edge on Thursday, September 2 at 12:00 pm EDT, to discuss their pending business combination (the “business combination”) to be approved at the special meeting of stockholders of Atlas Crest scheduled for September 14, 2021 at 10:00 am ET (the “Special Meeting”).

The live event will feature Archer’s co-founders and co-CEOs Brett Adcock and Adam Goldstein.

To register for the event, which will include a Q&A session with the audience, Click Here.

Mr. Adcock and Mr. Goldstein will discuss, among other things:

•	An overview of Urban Air Mobility (UAM) and why it’s becoming one of the most talked about technologies of the future

•	Archer’s recently unveiled Maker, its two-seater demonstrator aircraft, which is expected to take its first flight later this year, and the underlying revolutionary technology

•	An overview on the certification & regulatory process eVTOL companies such as Archer will undergo

•	Archer’s strategic relationships with industry leaders, United Airlines and Stellantis, as well as Archer’s more recently announced relationship with Reef Technology

•	An overview of competition in the eVTOL space and how Archer thinks about the barriers to entry

•	How eVTOL technology compares to the Electric Vehicle or Autonomous Vehicle industries

•	Archer’s planned dual-stream revenue model to capitalize on the compelling market opportunity for urban air mobility

•	An overview of timeline and plan to commercialization of Archer’s business

"In this final stage of our business combination with Archer, we believe it is important to engage with all of our investors, as we remain committed to communicating Archer’s vision to improve mobility and help drive air travel towards a zero-emissions future," said Mr Goldstein. "We look forward to discussing Archer’s leadership position in zero-emission urban air mobility, its significant growth opportunity, discussing the voting process, and addressing investor questions."

Shareholder Vote Information

The Special Meeting will be held exclusively in a virtual format. Additional details regarding the proposals and the Special Meeting are available in the definitive proxy statement/prospectus and the supplement to the definitive proxy statement/prospectus relating to the Special Meeting. Stockholders can view Atlas Crest’s definitive proxy statement/prospectus here and Atlas Crest’s supplement to the definitive proxy statement/prospectus here.

If you are a stockholder of Atlas Crest as of August 5, 2021, the record date for the Special Meeting, you may submit your vote before the Special Meeting in any of the following ways:

•	Use the toll-free number shown on your voting instruction form;

•	Visit the website shown on your voting instruction form to vote via the Internet or;

Complete, sign, date and return the enclosed proxy card in the enclosed postage-paid envelope.Stockholders of record can also vote their shares electronically during the Special Meeting via live audio webcast by visiting https://www.cstproxy.com/atlascrestcorp/sm2021. You will need the control number that is printed on your proxy card to enter the Special Meeting. Atlas Crest recommends that you log in at least 15 minutes before the Special Meeting to ensure you are logged in when the meeting starts.

For more information on voting or to receive more information about specific voting instructions, call or email Morrow Sodali at 203-658-9400 or ACIC.Info@Investor.morrowsodali.com.

Upon completion of the business combination, Atlas Crest will change its name to “Archer Aviation Inc.” (“New Archer”) and New Archer’s Class A common stock and public warrants are expected to begin trading on the New York Stock Exchange under the symbols “ACHR” and “ACHR WS”, respectively. The business combination, which was first announced on February 10, 2021, has been unanimously approved by the boards of directors of both Atlas Crest and Archer and is subject to the approval by Atlas Crest’s stockholders and other customary conditions.

About Archer

Archer’s mission is to advance the benefits of sustainable air mobility. Archer’s goal is to move people throughout the world's cities in a quick, safe, sustainable, and cost-effective manner. Archer is designing and developing electric vertical takeoff and landing (eVTOL) aircraft for use in Urban Air Mobility. Archer's team is based in Palo Alto, CA. To learn more, visit www.archer.com.

About Atlas Crest

Atlas Crest Investment Corp. (NYSE: ACIC) is a special purpose acquisition company formed for the purpose of effecting a merger, stock purchase or similar business combination with one or more businesses and is sponsored by an affiliate of Moelis & Company, a leading global financial advisor to corporate executives, boards, entrepreneurs, financial sponsors and governments. The management team is led by Ken Moelis, Chairman, and Michael Spellacy, Chief Executive Officer, both of whom have had careers centered around identifying, evaluating and implementing organic and inorganic transformational growth and value creation initiatives across a broad range of industries. Atlas Crest priced its $500 million initial public offering on October 27, 2020.

For Media

Louise Bristow
Archer
louise.bristow@archer.com
archer@launchsquad.com

Andrea Hurst
Moelis & Company
C: 347 583 9705
andrea.hurst@moelis.com

Forward Looking Statements

Certain statements made in this press release are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events, the business combination between Atlas Crest and Archer, the topics to be discussed at the fireside chat, the schedule date of the Special Meeting, the estimated or anticipated future results and benefits of the combined company following the business combination, including the likelihood and ability of the parties to successfully consummate the business combination, future opportunities for the combined company, and other statements that are not historical facts. These statements are based on the current expectations of the management of Atlas Crest and Archer and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Atlas Crest and Archer. These statements are subject to a number of risks and uncertainties regarding the businesses of Atlas Crest and Archer and the business combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to, the early stage nature of Archer’s business and its past and projected future losses; Archer’s ability to manufacture and deliver aircraft and its impact on the risk of investment; Archer’s dependence on United Airlines for its current aircraft orders and development process, and the risk that United Airlines cancels its contracts with Archer; risks relating to the uncertainty of the projections included in the model; the effectiveness of Archer’s marketing and growth strategies, including its ability to effectively market air transportation as a substitute for conventional methods of transportation; Archer’s ability to compete in the competitive urban air mobility and eVTOL industries; Archer’s ability to obtain expected or required certifications, licenses, approvals, and authorizations from transportation authorities; Archer’s ability to achieve its business milestones and launch products on anticipated timelines; Archer’s dependence on suppliers and service partners for the parts and components in its aircraft; Archer’s ability to develop commercial-scale manufacturing capabilities; regulatory requirements and other obstacles outside of Archer’s control that slow market adoption of electric aircraft, such as Archer’s inability to obtain and maintain adequate facilities and Vertiport infrastructure; Archer’s ability to hire, train and retain qualified personnel; risks related to Archer’s Aerial Ride Sharing Business operating in densely populated metropolitan areas and heavily regulated airports; adverse publicity from accidents involving aircraft, helicopters or lithium-ion battery cells; the impact of labor and union activities on Archer’s workforce; losses resulting from indexed price escalation clauses in purchase orders and cost overruns; regulatory risks related to evolving laws and regulations in Archer’s industries; impact of the COVID-19 pandemic on Archer’s business and the global economy; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that the approval of the stockholders of Atlas Crest or Archer is not obtained; a decline in Archer’s securities following the business combination if it fails to meet the expectations of investors or securities analysts; Archer’s inability to protect its intellectual property rights from unauthorized use by third parties; Archer’s need for and the availability of additional capital; cybersecurity risks; risks and costs associated with the ongoing litigation with Wisk Aero LLC; the dual class structure of Archer’s common stock, which will limit other investors’ ability to influence corporate matters; the amount of redemption requests made by Atlas Crest’s public stockholders; the ability of Atlas Crest or the combined company to issue equity or equity-linked securities in connection with the proposed business combination or in the future, and those factors discussed in Atlas Crest’s definitive proxy statement/prospectus, dated August 11, 2021 under the heading “Risk Factors,” filed with the SEC on August 11, 2021. If any of these risks materialize or if assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Atlas Crest nor Archer presently know or that Atlas Crest and Archer currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Atlas Crest’s and Archer’s expectations, plans or forecasts of future events and views as of the date of this press release. Atlas Crest and Archer anticipate that subsequent events and developments will cause Atlas Crest’s and Archer’s assessments to change. However, while Atlas Crest and Archer may elect to update these forward-looking statements at some point in the future, Atlas Crest and Archer specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Atlas Crest’s or Archer’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Important Information for Investors and Stockholders and Where to Find It

In connection with the proposed business combination, Atlas Crest filed a registration statement on Form S-4, which was declared effective by the SEC on August 11, 2021, and a supplement to the definitive proxy statement/prospectus on August 30, 2021. The definitive proxy statement/prospectus was first mailed to the stockholders of Atlas Crest on August 12, 2021, and the supplement to the definitive proxy statement/prospectus, including a revised proxy card, was first mailed to the stockholders of Atlas Crest on or about August 30, 2021. Investors and security holders of Atlas Crest are urged to read the definitive proxy statement/prospectus, and any amendments or supplements thereto (including the supplement to the definitive proxy statement/prospectus) carefully and in their entirety because they contain important information about Atlas Crest, Archer and the proposed business combination. Investors and security holders may obtain copies of the definitive proxy statement/prospectus, the supplement to the definitive proxy statement/prospectus and other documents filed with the SEC by Atlas Crest through the website maintained by the SEC at www.sec.gov. The information contained on, or that may be accessed through, the websites referenced in this press release is not incorporated by reference into, and is not a part of, this press release.

Participants in the Solicitation

Atlas Crest, Archer, Atlas Crest’s sponsor and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Atlas Crest’s stockholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names, and interests in the business combination of certain of Atlas Crest’s directors and officers in Atlas Crest’s filings with the SEC, including the definitive proxy statement/prospectus and the supplement to the definitive proxy statement/prospectus.

No Offer or Solicitation

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval in any jurisdiction in connection with the transaction or any related transactions, nor shall there be any sale, issuance or transfer of securities in any jurisdiction where, or to any person to whom, such offer, solicitation or sale may be unlawful. Any offering of securities or solicitation of votes regarding the proposed business combination will be made only by means of the definitive proxy statement/prospectus and the supplement to the definitive proxy statement/prospectus.